SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 21, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

( a joint stock company incorporated in the People’s Republic of China )

( Stock Code: 1171 )

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 10TH MEETING

OF THE THIRD SESSION OF THE SUPERVISORY COMMITTEE

The 10th meeting of the third session of the Supervisory Committee was held on 18th April 2008 at the Company’s headquarters. The resolutions passed are set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 10th meeting of the third session of the supervisory committee (the “Supervisory Committee”) of Yanzhou Coal Mining Company Limited (the “Company”) was held on 18th April 2008 in the conference room of the Company’s headquarters. Five supervisors were called upon for the meeting and all of them were present. The convening of the meeting and the voting at the meeting had complied with the requirements of the PRC Company Law and the Articles of Association of the Company and were legal and valid. The meeting was chaired by the Chairman of the Supervisory Committee, Mr Meng Xianchang.

The following matters were unanimously resolved by the supervisors who have attended the meeting:

I. Considered and approved the “Report of the Supervisory Committee of Yanzhou Coal Mining Company Limited for the year 2007” to be submitted for consideration and approval in the Company’s 2007 annual general meeting.

II. Considered and approved the “2007 Annual Report of Yanzhou Coal Mining Company Limited” (the “Annual Report”).

The Supervisory Committee was in the opinion that:

1. The preparation and examination of the Annual Report were in compliance with the requirements of the laws, regulations, Articles of Association and the Company’s internal management system.

2. The contents and format of the Annual Report are in compliance with the requirements imposed by the China Securities Regulatory Commission and the Shanghai Stock Exchange, the information contained in the Annual Report can truly reflect the Company’s business management, financial situation etc. from different perspectives.

3. Prior to the submission of this opinion, no action which would constitute a breach of confidentiality by any personnel participated in the preparation and examination of the Annual Report has been found.

III. Considered and approved the “Financial Report of the Yanzhou Coal Mining Company Limited for the year 2007”.

IV. Considered and approved the “Profit Distribution Plan of Yanzhou Coal Mining Company Limited for the year 2007”.

V. “Comments on the Implementation of the Company’s Information Disclosure Management System in the year 2007” was considered and approved.

The Supervisory Committee was in the opinion that:

The Company’s information disclosure in 2007 were in compliance with both the domestic and overseas regulatory requirements, the Company’s information disclosure management and business workflow could be effectively operated.

VI. “Resolution of the Board of Directors on Write-off of Provision for Bad Debts on Accounts Receivables for the year 2007” was considered and approved.

The Supervisory Committee was in the opinion that:

The resolution of the Board of Directors of the Company regarding the write-off of provision for bad debt on account receivables in the amount of RMB8,619,718 was compatible with the actual conditions of the Company. The respective amount to be written-off was not substantial for the Company and that did not involve any connected transaction. Such action would not have any material impact on financial situation and operation of the Company.

VII. Considered and resolved the “Resolution on the Re-election of Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited” and submission of the same for consideration and approval in the 2007 annual general meeting.

Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were nominated as the candidates for the fourth session of the Supervisory Committee.

Mr. Wei Huanmin and Mr. Xu Bentai were nominated by the labor union of the Company as the staff supervisor candidates for the fourth session of the Supervisory Committee.

(The profile of the supervisor candidates will be released together with the notice of 2007 Annual General Meeting of Shareholders.)

This announcement is made pursuant to Rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr Wang Xin, Mr Geng Jiahuai, Mr Yang Deyu, Mr Shi Xuerang, Mr Chen Changchun, Mr Wu Yuxiang, Mr Wang Xinkun, Mr Zhang Baocai and Mr Dong Yunqing, and the independent non-executive directors of the Company are Mr Pu Hongjiu, Mr Cui Jianmin, Mr Wang Xiaojun and Mr Wang Quanxi.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng City, Shandong Province, PRC, 18th April 2008

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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